                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-17288

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:                     September 30, 2001
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[ ]   Transition Report on Form 10-K     [ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F     [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

            Read attached  instruction sheet before preparing form. Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the  notification  relates  to a portion  of the  filing  checked above, identify the Item(s) to which the notification relates:
                                                              ------------------

                         Part I. Registrant Information

Full name of registrant Tidel Technologies, Inc.
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Former name if applicable
                         -------------------------------------------------------

                           5847 San Felipe, Suite 900
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Address of principal executive office (Street and number)

                   Houston, Texas 77057
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City, State and Zip Code

                        Part II. Rule 12b-25 (b) and (c)

            If the subject report could not be filed without unreasonable effort or expense and the  registrant  seeks  relief  pursuant to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

[X]         (a)         The reasons  described in reasonable  detail in Part III
            of this form could not be eliminated without  unreasonable effort or expense;

[X]         (b)         The   subject   annual   report,   semi-annual   report,
            transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day  following the  prescribed  due  date;  or  the  subject  quarterly  report  or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date;
            and

[ ]         (c)         The accountant's  statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

            State below in  reasonable  detail the reasons why Form 10-K,  11-K,
20-F,  10-Q,  N-SAR or the transition  report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The  Registrant  was unable to file the Form 10-K for the year ended
September 30, 2001 (the "Report") without  unreasonable effort or expense due to the  related  delays  in  gathering  information  for  inclusion  in the  Report associated therewith.

                           Part IV. Other Information

            (1)         Name and telephone number of person to contact in regard
to this notification

       Leonard L. Carr, Jr.          (713)                        783-8200
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            (Name)                 (Area Code)                  (Telephone number)

            (2) Have all other  periodic  reports  required  under Section 13 or
15(d) of the  Securities  Exchange  Act of 1934 or Section 30 of the  Investment
Company Act of 1940 during the  preceding 12 months or for such  shorter  period that the  registrant  was  required to file such  report(s)  been filed?  If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

            (3) Is it  anticipated  that any  significant  change in  results of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?

                                                                  [X] Yes [ ] No

                        If so: attach an explanation of the anticipated  change,
both narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        The Registrant did not sell any ATM units to Credit Card
Center ("CCC"), formerly its largest customer during the three months ended September 30, 2001. In the comparable period a year ago, CCC had purchased
$13.3 million of product.  For the year ended  September 30, 2001,  sales to CCC were $11.7 million  compared to $44.8  million for the year ended  September 30,
2000.  As a  result,  the  Registrant  expects  to  report a loss for  2001.  In addition,  the  Registrant  expects to provide a significant  reserve for losses related to receivables due from CCC for the year ended September 30, 2001.

                            Tidel Technologies, Inc.
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                  (Name of registrant as specified in charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date         December 27, 2001                    By /s/ Leonard L. Carr, Jr.
     -----------------------------------            ----------------------------------
                                                          Name: Leonard L. Carr, Jr.
                                                          Title: Secretary

                                      -2-

                        Instruction.  The form  may be  signed  by an  executive
            officer  of  the   registrant  or  by  any  other  duly   authorized
            representative.  The name and title of the person  signing  the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the  registrant by an authorized  representative
            (other than an executive officer),  evidence of the representative's authority  to sign on behalf of the  registrant  shall be filed with the form.